[USI LETTERHEAD]

January 28, 2011
Via EDGAR and FEDEX

Kevin L. Vaughn
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

RE:	Universal Security Instruments, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended March 31, 2010
File No. 001-31747

Dear Mr. Vaughn:

I am writing to you in response to your letter of January 11, 2011, regarding the above referenced filing.  Below are the Company’s responses to the comments raised.

Form 10-K for the fiscal year ended March 31, 2010

Item 1.  Business, page 3

1.           We repeated the disclosure in the paragraph noted because the process of evaluation, research, and of obtaining certifications and patents on our new technology was, at the time of filing, continuing.    We had previously anticipated a portion of this process would be completed prior to our fiscal year ending March 31, 2010.  However, we do not believe that we experienced significant or unusual delay considering the products submitted for certification and the complexity of the process such that additional or modified disclosure was warranted.     At March 31, 2010 and at the date of filing of our form10-K we had submitted applications for patents to the U.S. Patent office and our products were still in the independent certification process.   The ultimate status of the certification process, material progress to date, or what remained to be completed at that time, was information under the control of the independent testing facilities and the U. S. Patent office, and we were unable to provide additional disclosure at that time.

Subsequently, in December of 2010, we received certification for certain of the products submitted for certification.   With these certifications for the North American market we believe we will achieve the delivery date anticipated in our March 31, 2010 disclosure.    We will update our disclosure in the December 31, 2010 form 10-Q.   In addition we anticipate that certain of our patents should be issued in the calendar year ended December 31, 2011, and we will include disclosure regarding the issuance of patents in future filings.

Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
January 28, 2011

The process of developing additional products to be manufactured with our Hong Kong Joint Venture is ongoing.   The Hong Kong Joint Venture is our principal manufacturer and any change in the status of our ability to work closely with the JV on the development of products would have a detrimental impact on our continuing operations and we feel the repeated disclosure of this fact as a risk factor is appropriate.  As development efforts continue to evolve we will review and modify our disclosure in future filings as appropriate.

2.           The Company currently has no patents or other material items that would be disclosed pursuant to the optional provisions of paragraph (h) in satisfying the disclosure requirements of Regulation S-K Item 101.  However, information on an item we considered to be immaterial called for by Item 101(h)(4)(vii) is set forth in the paragraphs on page 3 which the Staff cited in this comment and on page 10, under “Item 3.  Legal Proceedings”, in reporting the settlement of the UTC and Kidde litigation, and in MD&A, under “Comparison of Results of Operations for the Years Ended March 31, 2010, 2009 and 2008 - Research and Development”, on page 15.  However, we note your comment and will enhance our disclosure regarding these issues in Section 1 of future filings.

Executive Officers of the Registrant, page 10

3.           Messrs.  Lazarus and Knepper are not executive officers of the Company.  Both Messrs. Lazarus and Knepper are included in the Summary Compensation Table set forth in the Company’s Proxy Statement and incorporated by reference into its Annual Report on Form 10-K in accordance with Regulation S-K Item 402(m)(2)(iii).  Mr. Lazarus was inadvertently omitted from the Share Ownership of Management table.  The Company will include Mr. Lazarus in all applicable tables in future filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition, page 13

Comparison of Results of Operations, page 15

4.           We note your comment and will quantify in future filings the effects of each of the significant items impacting our results.

Financial Condition, Liquidity and Capital Resources, page 16

5.           We note your comment and will revise future filings to discuss material changes in the underlying drivers of our working capital changes.

6.           We note your comment and will expand future filings to discuss liquidity on a short-term and long-term basis as well as describe any other factors which may materially impact our liquidity.  With regard to the solvency of our factor please note that the factor was recapitalized and is no longer considered to present risk to our short or long-term liquidity.

Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
January 28, 2011

Income Taxes, page 16

7.           We note your comment and respectfully request that this discussion be included in future filings.  We note the disclosure requirements of Regulation S-K.    The provision for income taxes related to the earnings of the Joint Venture is recognized at the time dividends are received and the impact of the dividends received can cause the effective rate to fluctuate significantly from period to period due to its relative size in comparison to the results of our domestic operations.     While we should have provided this further discussion in the noted section for our operations for the fiscal year ended March 31, 2010, it was more fully discussed in Note A to the financial statements on page F-9 and in Note G on pages F-12 and F-13.   We will endeavor to improve our explanation of this process in the noted sections of future filings.

Item 11.  Executive Compensation, page 21

8.           We note your comment and will revise future filings as appropriate in accordance with Regulation S-K Item 402(r)(2)(iii).

Signatures, page 24

9.           We note your comment and will indicate in future filings who is signing in the capacity of principal executive officer, principal financial officer, and principal accounting officer or controller.  Please note that the Company’s chief financial officer is both the principal financial officer and principal accounting officer.

Notes to Consolidated Financial Statements, page F-6

Note A – Nature of Business and Summary of Significant Accounting Policies, page F-6

Foreign Currency, page F-9

10.           We note your comment and will revise future filings to clarify that this policy applies to translating and recording the earnings from our foreign joint venture.

Note C – Investment in the Hong Kong Joint Venture, page F-10

11.           We note your comment and will revise future filings to include additional disclosure regarding the JV participants in future disclosures.   While this information is included in the Joint Venture Agreement incorporated in this filing as noted in Exhibit No. 10.2, in future filings we will include this information in the body of the document.

Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
January 28, 2011

Note G – Income Taxes, page F-12

12.           We do not provide deferred taxes on the unremitted earnings of our joint venture.    Dividends, derived from earnings of the joint venture, are taxed when received and accordingly are a component of our tax provision.  The dividends are the “changes” in the unremitted earnings of the joint venture referred to in our disclosure.  However, we note the reference to the unremitted earnings of the Hong Kong Joint Venture in the context of deferred taxes and will amend our disclosure in future filings.

13.           The item described as “Change in temporary differences” should not have been included as a line item in the reconciliation.   The “non-repatriated earnings of the Hong Kong Joint Venture” were inadvertently included at the gross amount instead of being tax affected.  In addition, the tax provision was impacted by a “true-up” adjustment to the actual filed tax return of the previous period that was not shown.     As the tax provision amount did not change, we respectfully request that we revise the line items within the reconciliation in our filing of the March 31, 2011 form 10-K.

Form 10-Q for the quarterly period ended September 30, 2010

Results of Operations, page 9

14.           We note your comment and will revise future fillings to differentiate our discussion of items in the research and development category from items in the selling, general, and administrative category.

Definitive Proxy Statement on Schedule 14A filed June 28, 2010

15.           We note your comment and will revise future filings to disclose if and how our Board considers diversity in its nominations for directors.

16.           We note your comment and will revise future filings to disclose whether we have a lead independent director.  As stated in our Proxy Statement, in accordance with Regulation S-K Item 407(h), the Board has not elected a Chairman and, accordingly, the Company’s President is Chief Executive Officer and is also a member of the Board.  All other members of the Board are independent.  The Company’s independent directors bring experience, oversight and expertise from outside the Company, while the Chief Executive Officer brings company-specific experience and expertise.  The Board believes that the strong emphasis on Board independence provides effective independent oversight of management.

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
January 28, 2011

Should you require any further information or have additional comments, please contact me.

Sincerely,

UNIVERSAL SECURITY INSTRUMENTS, INC.

        /s/  James B. Huff
James B. Huff
Chief Financial Officer